STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

November 21, 2011

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Caritas All Cap Growth Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Mr. Kevin Rupert, this letter is being submitted in response to comments received from Mr. Rupert on November 7, 2011 in connection with the review of Post-Effective Amendment No. 49 to the registration statement of the Trust.  These comments address the prospectus, statement of additional information, and exhibits for the fund series noted above.  Set forth below is a summary of Mr. Rupert’s comments and the Trust’s responses.

1.
Comment:  Several material contracts that are included in the registration statement as exhibits under Item 28(h) of Form N-1A were omitted from Post-Effective Amendment No. 49.  Add these exhibits to the registration statement by filing an additional post-effective amendment.

Response:  The exhibits were omitted with the intent of including them in a subsequent post-effective amendment and will be included in an amendment filed pursuant to Rule 485(b) on December 1, 2011.  In the future, the Trust will include such exhibits in amendments filed pursuant to Rule 485(a) so that the staff of the Securities and Exchange Commission has adequate time for review.

2.
Comment:  The consent of the independent public accountants that is included in the registration statement as an exhibit under Item 28(j) of Form N-1A was also omitted from Post-Effective Amendment No. 49.  In order to omit the consent, the Trust omitted the name of the independent public accountants from the prospectus and statement of additional information.  The Trust should have omitted the financial highlights tables in the prospectus in addition to the name of the independent public accountants.

Response:  The consent of the independent public accountants will be included in the amendment filed pursuant to Rule 485(b) on December 1, 2011.  In the future, the Trust will omit the name of the independent public accountants and the financial highlights tables if it files an amendment filed pursuant to Rule 485(a) that omits the consent of the independent public accountants.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Marc L. Collins at (513) 352 6774 or the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Mr. Kevin Rupert
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Marc Collins, Esq.
Thompson Hine, LLP
312 Walnut Street
14th Floor
Cincinnati, OH 45202